Exhibit 12
                      Cendant Corporation and Subsidiaries
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)


In connection with the Company's discovery and announcement of accounting irregularities, previously reported information for periods prior to December 31, 1994 should not be relied upon. Accordingly, the computation of Ratio of Earnings to Fixed Charges is presented for years subsequent to and including December 31, 1995.


                                                                           Year Ended December 31,
                                                              ------------------------------------------------
                                                                1998          1997         1996         1995
                                                              ---------    ---------    ---------    ---------
Income from continuing operations before
   income taxes, minority interest, extraordinary gain
   and cumulative effect of accounting change                 $   291.7    $   229.2    $   518.6    $   312.9
Plus: Fixed charges                                               674.5        407.3        323.6        289.4
Less: Equity income (loss) in unconsolidated affiliates            13.5         51.3           -            -
       Capitalized interest                                         -             -           0.6           -
       Minority interest in mandatorily preferred
         securities                                                80.4           -            -            -
                                                              ---------    ---------    ---------    ---------

Earnings available to cover fixed charges                     $   872.3    $   585.2    $   841.6    $   602.3
                                                              =========    =========    =========    =========

Fixed charges (1):
Interest, including amortization of deferred
   financing costs                                            $   509.0    $   379.0    $   299.9    $   270.4
Capitalized interest                                                -              -          0.6            -
Other charges, financing costs                                     27.9            -           -             -
Minority interest in mandatorily preferred securities              80.4            -           -             -
Interest portion of rental payment                                 57.2         28.3         23.1         19.0
                                                              ---------    ---------    ---------    ---------

Total fixed charges                                           $   674.5    $   407.3    $   323.6    $   289.4
                                                              =========    =========    =========    =========

Ratio of earnings to fixed charges (2)                            1.29x        1.44x        2.60x        2.08x
                                                              =========    =========    =========    =========

---------------
(1) Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(2) For the years ended December 31, 1998, 1997, 1996 and 1995, income from continuing operations before income taxes, minority interest, extraordinary gain and cumulative effect of accounting change includes non-recurring other charges of $810.4 million (exclusive of financing costs of $27.9 million), $704.1 million, $109.4 million and $97.0 million, respectively. Excluding such charges, the ratio of earnings to fixed charges for the years ended December 31, 1998, 1997, 1996 and 1995 is 2.49x, 3.17x, 2.94x and 2.42x, respectively.